UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HireRight Holdings Corporation
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

433537107
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433537107	SCHEDULE 13G	Page 2 of 14

1	NAME OF REPORTING PERSON Trident VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,721,264
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,721,264

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,721,264
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5% (1)
12	TYPE OF REPORTING PERSON PN

(1)	Based upon 79,390,513 shares of common stock, par value $0.001 per share, of the Issuer (the “Common Stock”) outstanding as of November 18, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, that was filed on November 19, 2021 (“Form 10-Q”), by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”).

CUSIP No. 433537107	SCHEDULE 13G	Page 3 of 14

1	NAME OF REPORTING PERSON Trident VII Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,212,458
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,212,458

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,212,458
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (1)
12	TYPE OF REPORTING PERSON PN

(1)	Based upon 79,390,513 shares of Common Stock outstanding as of November 18, 2021, as disclosed in the Form 10-Q.

CUSIP No. 433537107	SCHEDULE 13G	Page 4 of 14

1	NAME OF REPORTING PERSON Trident VII DE Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 89,710
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 89,710

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,710
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (1)
12	TYPE OF REPORTING PERSON PN

(1)	Based upon 79,390,513 shares of Common Stock outstanding as of November 18, 2021, as disclosed in the Form 10-Q.

CUSIP No. 433537107	SCHEDULE 13G	Page 5 of 14

1	NAME OF REPORTING PERSON Trident VII Professionals Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 528,992
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 528,992

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,992
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7% (1)
12	TYPE OF REPORTING PERSON PN

(1)	Based upon 79,390,513 shares of Common Stock outstanding as of November 18, 2021, as disclosed in the Form 10-Q.

CUSIP No. 433537107	SCHEDULE 13G	Page 6 of 14

1	NAME OF REPORTING PERSON Trident Capital VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,023,432
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,023,432

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,023,432
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2% (1)(2)
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Trident VII, L.P., Trident VII Parallel Fund, L.P. and Trident VII DE Parallel Fund, L.P.
(2)	Based upon 79,390,513 shares of Common Stock outstanding as of November 18, 2021, as disclosed in the Form 10-Q.

CUSIP No. 433537107	SCHEDULE 13G	Page 7 of 14

1	NAME OF REPORTING PERSON Stone Point GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 528,992
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 528,992

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,992
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7% (1)(2)
12	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the general partner of Trident VII Professionals Fund, L.P.
(2)	Based upon 79,390,513 shares of Common Stock outstanding as of November 18, 2021, as disclosed in the Form 10-Q.

CUSIP No. 433537107	SCHEDULE 13G	Page 8 of 14

1	NAME OF REPORTING PERSON Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,552,424
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,552,424

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,552,424
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.8% (1)(2)
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the investment manager of Trident VII, L.P., Trident VII Parallel Fund, L.P., Trident VII DE Parallel Fund, L.P. and Trident VII Professionals Fund, L.P.
(2)	Based upon 79,390,513 shares of Common Stock outstanding as of November 18, 2021, as disclosed in the Form 10-Q.

CUSIP No. 433537107	SCHEDULE 13G	Page 9 of 14

ITEM 1.	(a)	Name of Issuer:

HireRight Holdings Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

100 Centerview Drive, Suite 300, Nashville, Tennessee 372

ITEM 2.	(a)	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

	(i)	Trident VII, L.P. (“Trident VII”)

	(ii)	Trident VII Parallel Fund, L.P. (“Trident VII Parallel”)

	(iii)	Trident VII DE Parallel Fund, L.P. (“Trident VII DE Parallel”)

	(iv)	Trident VII Professionals Fund, L.P. (“Trident VII Professionals” together with Trident VII, Trident VII Parallel and Trident VII DE Parallel, the “Trident VII Partnerships”)

	(v)	Trident Capital VII, L.P. (“Trident Capital VII”)

	(vi)	Stone Point GP Ltd. (“Stone Point GP” together with Trident Capital VII, the “General Partner”)

	(vii)	Stone Point Capital LLC (“Stone Point”)

	(b)	Address of Principal Business Office, or if none, Residence:

The principal address of each of the Reporting Persons is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830

	(c)	Citizenship:

	(i)	Trident VII – Cayman Islands

	(ii)	Trident VII Parallel – Cayman Islands

	(iii)	Trident VII DE Parallel – Delaware

	(iv)	Trident VII Professionals – Cayman Islands

	(v)	Trident Capital VII – Cayman Islands

	(vi)	Stone Point GP – Cayman Islands

	(vii)	Stone Point Capital – Delaware

	(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Common Stock”)

CUSIP No. 433537107	SCHEDULE 13G	Page 10 of 14

	(e)	CUSIP Number:

433537107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

(a)-(b) As of December 31, 2021, the Reporting Persons owned the following number of shares of the Company’s Common Stock:

	(i)	Trident VII owned of record 10,721,264 shares of Common Stock or 13.5% of the issued and outstanding Common Stock

	(ii)	Trident VII Parallel owned of record 5,212,458 shares of Common Stock or 6.6% of the issued and outstanding Common Stock

	(iii)	Trident VII DE Parallel owned of record 89,710 shares of Common Stock or 0.1% of the issued and outstanding Common Stock

	(iv)	Trident VII Professionals owned of record 528,992 shares of Common Stock or 0.7% of the issued and outstanding Common Stock

	(v)	Trident Capital VII owned of record 16,023,432 shares of Common Stock or 20.2% of the issued and outstanding Common Stock

	(vi)	Stone Point GP owned of record 528,992 shares of Common Stock or 0.7% of the issued and outstanding Common Stock

	(vii)	Stone Point Capital owned of record 16,552,424 shares of Common Stock or 20.8% of the issued and outstanding Common Stock

The general partner of each of Trident VII, Trident VII Parallel and Trident VII DE Parallel is Trident Capital VII. The general partner of Trident VII Professionals is Stone Point GP. Pursuant to certain management agreements, Stone Point Capital has received delegated authority by the General Partner relating to the Trident VII Partnerships, provided that the delegated discretion to exercise voting rights may not be exercised on behalf of any of the Trident VII Partnerships without first receiving direction from the Investment Committee of Trident Capital VII or a majority of the general partners of Trident Capital VII or Stone Point GP, as applicable. The management agreements do not delegate any power with respect to the disposition of Common Stock held by the Trident VII Partnerships.

All calculations of percentage ownership herein are based on an aggregate of 79,390,513 shares of common stock reported by the Company to be outstanding as of November 18, 2021 as reflected in the Form 10-Q.

(c)

(i)

Each of the Reporting Persons may be deemed to have the sole power to direct the voting and dispositions of the shares of common stock as indicated on such Reporting Person’s cover page included herein.

CUSIP No. 433537107	SCHEDULE 13G	Page 11 of 14

(ii)	Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of the shares of common stock as indicated on such Reporting Person’s cover page included herein.

Pursuant to a Stockholders Agreement, dated as of October 28, 2021 (the “Stockholder Agreement”), among the Trident VII Partnerships, General Atlantic (HRG) Collections, L.P., a Delaware limited partnership, GAPCO AIV Interholdco (GS), L.P., a Delaware limited partnership, GA AIV-1 B Interholdco (GS), L.P., a Delaware limited partnership, GA AIV-1 A Interholdco (GS), L.P., a Delaware limited partnership (together with each of their affiliated investment entities, “GA”), and the Company, the Trident VII Partnerships have agreed to certain arrangements with respect to the shares of common stock reported herein, including to vote to elect certain individuals nominated by each of the Trident VII Partnerships and GA to the Company’s board of directors in accordance with the terms of the Stockholder Agreement.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Persons in this Schedule 13G, the Trident VII Partnerships and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based on the Company’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on October 28, 2021, such a “group” would be deemed to beneficially own an aggregate of 46,272,322 shares of common stock, or 58.3% of the Company’s outstanding shares of common stock calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of common stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. This Schedule 13G does not reflect any shares of common stock beneficially owned by GA.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4, which states the identity of the members of the group filing this Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10.	CERTIFICATION.

Not Applicable

CUSIP No. 433537107	SCHEDULE 13G	Page 12 of 14

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 433537107	SCHEDULE 13G	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

TRIDENT VII, L.P.

By:	Trident Capital VII, L.P., its sole general partner
By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII PARALLEL FUND, L.P.

By:	Trident Capital VII, L.P., its sole general partner
By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII DE PARALLEL FUND, L.P.

By:	Trident Capital VII, L.P., its sole general partner
By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII PROFESSIONALS FUND, L.P.

By:	Stone Point GP Ltd., its sole general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT CAPITAL VII, L.P.

By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

CUSIP No. 433537107	SCHEDULE 13G	Page 14 of 14

STONE POINT GP LTD.

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President
STONE POINT CAPITAL LLC

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Managing Director and Chief Compliance Officer

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 11, 2022

TRIDENT VII, L.P.

By:	Trident Capital VII, L.P., its sole general partner
By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII PARALLEL FUND, L.P.

By:	Trident Capital VII, L.P., its sole general partner
By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII DE PARALLEL FUND, L.P.

By:	Trident Capital VII, L.P., its sole general partner
By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII PROFESSIONALS FUND, L.P.

By:	Stone Point GP Ltd., its sole general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT CAPITAL VII, L.P.

By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

STONE POINT GP LTD.

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President
STONE POINT CAPITAL LLC

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Managing Director and Chief Compliance Officer